Exhibit 99.9

Level 9,
1 York Street,
Sydney,
NSW 2000,
Australia.
email: sydney@srk.com.au
URL:http://www.srk.com.au
	Tel:	+61-(0)2-9250-0130
	Fax:	+61-(0)2-9250-0131

Our Ref: St Ives.QP Consent.doc		November 2004

CONSENT of QUALIFIED PERSON

TO:                          Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
Registrar of Securities - Department of Justice/Government of the Northwest Territories
Nova Scotia Securities Commission
Registrar of Securities – Nunavut Legal Registries
Ontario Securities Commission
Prince Edward Island Securities Office
Autorité des marchés financiers
Saskatchewan Financial Services Commission - Securities Division
Registrar of Securities - Corporate Affairs/Community Services Government of Yukon
Toronto Stock Exchange
IAMGold Corporation and the directors thereof.

I, Mike Warren, do hereby consent to the filing of the written disclosure of the technical report titled “An Independent Technical Report on St Ives Gold Mine, Western Australia” dated 1 July, 2004 (the “Technical Report”) and any extracts from or a summary of the Technical Report in the management information circular dated November 4, 2004 (the “Circular”) of IAMGold Corporation and to the filing of the Technical Report with the securities regulatory authorities referred to above.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the Circular contains any misrepresentation of the information contained in the Technical Report.

Dated this 4th day of November, 2004

/s/ Michael Warren
Signature of Qualified Person (sealed)

Mr Michael Warren
Print name of Qualified Person

St Ives.QP Consent
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